UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 21)*

FIRST INTERSTATE BANCSYSTEM, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

32055Y 201
(CUSIP Number)

James R. Scott
c/o First Interstate BancSystem, Inc.
401 North 31st Street
Billings, Montana 59116
(406) 255-5390
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 2, 2024
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a Reporting Person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 32055Y 201	13D	Page 1 of 9 pages

Explanatory Note

This Amendment No. 21 (“Amendment No. 21”) to Schedule 13D amends and supplements the Schedule 13D originally filed with the United States Securities and Exchange Commission (the “SEC”) on February 2, 2011 (as amended to date, the “Schedule 13D”), with respect to the common stock, $0.00001 par value per share (“Common Stock”) of First Interstate BancSystem, Inc., a Delaware corporation (the “Issuer”). Capitalized terms used in this Amendment No. 21 and not otherwise defined shall have the same meanings ascribed to them in the Schedule 13D.

ITEM 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

Director Nomination Agreement

On April 2, 2024, James R. Scott entered into a letter agreement (the “Director Nomination Agreement”) with the Issuer, pursuant to which the Board agreed to nominate Mr. Scott to stand for reelection as a director of the Issuer at the 2024 annual shareholder meeting and, if Mr. Scott is elected at the 2024 annual shareholder meeting, approved Mr. Scott’s continued service as a member of the Board through the Issuer’s 2025 annual shareholder meeting. The Board further determined that, during his final year of service, Mr. Scott would be a member of the Issuer’s Compensation and Human Capital Committee. The Issuer’s Corporate Governance Guidelines provide that any member of the Board who reaches the age of 72 resign from the Board effective as of the following annual shareholder meeting unless the Board approves that the director remain on the Board following the director’s 72nd birthday. In consideration of the Board’s approval of his continued service on the Board, Mr. Scott agreed to resign as a member of the Board effective as of the date of the 2025 annual shareholder meeting, and delivered his resignation as a director effective as of the 2025 annual shareholder meeting.

The foregoing description of the Director Nomination Agreement is qualified in its entirety by reference to the full text of the Director Nomination Agreement, which is filed as an exhibit to this Schedule 13D and incorporated by reference herein.

Amended and Restated SFFSG Committee Charter

Effective as of February 21, 2024, the Reporting Persons adopted that certain Scott Family First Interstate BancSystem, Inc. Shareholders Group Committee Charter (the “SFFSG Committee Charter”), by and among the Reporting Persons, which replaces the prior committee charter dated as of February 4, 2022. The SFFSG Committee Charter outlines the responsibilities of the Reporting Persons, including with respect to the rights and obligations of the Reporting Persons under the Stockholders’ Agreement, which include (1) exercising the Reporting Persons’ rights in a coordinated manner in the interests of the Reporting Persons, including, as applicable, (a) determining the Reporting Persons’ designees and observers to the Issuer’s board of directors, (b) determining the Reporting Persons’ designees to the FIBK Foundation Board (as defined in the Stockholders’ Agreement), as well as independent directors to the same, and (c) coordinating the exercise of registration rights with respect to potential sales of A Common Shares, in each case, consistent with the terms of the Stockholders’ Agreement, (2) periodically reviewing important shareholder issues, including with respect to the Reporting Persons’ rights under the Stockholders’ Agreement or prior to the taking of a vote of the Issuer’s shareholders, and attempting to reach a consensus point of view on each issue, and (3) communicating the views of the Reporting Persons to Issuers’ management and Issuer’s board of directors, as appropriate.

The foregoing description of the SFFSG Committee Charter is qualified in its entirety by reference to the full text of the SFFSG Committee Charter, which is filed as an exhibit to this Schedule 13D and incorporated by reference herein.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

Item 4 above summarizes certain provisions of the Director Nomination Agreement and is incorporated herein by reference. A copy of the Director Nomination Agreement is filed as an exhibit to this Schedule 13D and incorporated by reference herein.

Item 4 above summarizes certain provisions of the SFFSG Committee Charter and is incorporated herein by reference. A copy of the SFFSG Committee Charter is filed as an exhibit to this Schedule 13D and incorporated by reference herein.

CUSIP No. 32055Y 201	13D	Page 2 of 9 pages

ITEM 7.	Material to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit Number	Title
99.1*	Amended and Restated Joint Filing Agreement
99.2*	Power of Attorney for each of the Reporting Persons
99.3*	Stockholders’ Agreement
99.4*	Form of Voting Agreement
99.5	SFFSG Committee Charter dated February 21, 2024
99.6*	Repurchase Agreement dated December 14, 2023 (incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K filed with the SEC on December 14, 2023)
99.7	Director Nomination Agreement dated April 2, 2024

* Previously filed.

CUSIP No. 32055Y 201	13D	Page 3 of 9 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 4, 2024
Date

*
Risa K. Scott

Risa K. Scott & John Heyneman Jr., TTEES FBO Risa K. Scott exemption trust under the Scott family 1996 trust

By:	*
Name:	Risa K Scott
Title:	Trustee

Risa K Scott TTEE Risa K Scott Trust DTD 12/4/15

By:	*
Name:	Risa K Scott
Title:	Trustee

*
James R. Scott

Foundation for Community Vitality

By:	*
Name:	James R. Scott
Title:	Director

James F Heyneman Conservatorship, James Scott, Conservator

By:	*
Name:	James R. Scott
Title:	Conservator

CUSIP No. 32055Y 201	13D	Page 4 of 9 pages

James R Scott Trust

By:	*
Name:	James R. Scott
Title:	Trustee

James R And Christine M Scott Foundation

By:	*
Name:	James R. Scott
Title:	President

JS Investments Limited Partnership

By:	*
Name:	James R. Scott
Title:	Managing Partner

James R Scott Trust, James R Scott & First Interstate Wealth Management Co-TTEEs

By:	*
Name:	James R. Scott
Title:	Trustee

James F Heyneman Trust, James Scott & First Interstate Wealth Management Co-Trustees

By:	*
Name:	James R. Scott
Title:	Trustee

*
John M. Heyneman, Jr.

CUSIP No. 32055Y 201	13D	Page 5 of 9 pages

Rae Ann Morss & John Heyneman Jr., Trustees FBO Rae Ann Morss Exemption Trust under the Scott family 1996 Trust

By:	*
Name:	John M. Heyneman Jr
Title:	Co-Trustee

Riki Rae Scott Davidson & John Heyneman Jr., trustees FBO Riki Scott Davidson Exemption Trust under the Scott family 1996 Trust

By:	*
Name:	John M. Heyneman Jr
Title:	Co-Trustee

John M. Heyneman Jr. Trust

By:	*
Name:	John M. Heyneman Jr
Title:	Trustee

Towanda Investments Limited Partnership

By:	*
Name:	John M. Heyneman Jr
Title:	Managing Partner

*
Julie Scott Rose

Elizabeth Lauren Scott Rose Trust

By:	*
Name:	Julie Scott Rose
Title:	Trust Advisor

CUSIP No. 32055Y 201	13D	Page 6 of 9 pages

Harper Grace Scott Trust

By:	*
Name:	Julie Scott Rose
Title:	Trustee
Harrison William Scott Trust

By:	*
Name:	Julie Scott Rose
Title:	Trustee

Holland Elizabeth Scott Trust

By:	*
Name:	Julie Scott Rose
Title:	Trustee

IXL Limited Liability Company

By:	*
Name:	Julie Scott Rose
Title:	Designated member

Juliana Sarah Scott Rose Trust

By:	*
Name:	Julie Scott Rose
Title:	Trust Advisor

CUSIP No. 32055Y 201	13D	Page 7 of 9 pages

Julie A Scott Rose Trustee of the Julie A Scott Rose Trust dated 5-14-2002

By:	*
Name:	Julie Scott Rose
Title:	Trustee

By:	*
Homer Scott, Jr. (deceased)
Name:	First Interstate Bank Wealth Management
Title:	Personal Representative of Homer Scott, Jr.

Homer Scott Jr Trust, Homer Scott Jr. & First Interstate Wealth Management Co Trustees

By:	*
Name:	First Interstate Bank Wealth Management
Title:	Trustee

*
Susan S. Heyneman

Susan Scott Heyneman Trust, Susan Heyneman & First Interstate Wealth Management Co-Trustees

By:	*
Name:	Susan Heyneman
Title:	Trustee

CUSIP No. 32055Y 201	13D	Page 8 of 9 pages

*
James R Scott, Jr.

First Interstate Bank TTEE for Dana S Andersson GST Exempt Trust No 1 DTD 12/11/2020

By:	*
Name:	James R. Scott Jr.
Title:	Authorized Signatory

By:	*
Name:	Hannah Wagner
Title:	Trustee

By:	*
Name:	Clarene Westburg
Title:	Trustee

First Interstate Bank TTEE for James R Scott Jr. GST Exempt Trust No 1 DTD 12/11/2020

By:	*
Name:	James R. Scott Jr.
Title:	Authorized Signatory
By:	*
Name:	Hannah Wagner
Title:	Trustee

By:	*
Name:	Clarene Westburg
Title:	Trustee

*
Jonathan R. Scott

CUSIP No. 32055Y 201	13D	Page 9 of 9 pages

Jonathan Scott as Trustee of the Jonathan R Scott Trust dated as of 4/21/04

By:	*
Name:	Jonathan Scott
Title:	Trustee

*
Jeremy Scott

Jeremy Scott TTEE, Jeremy Scott Revocable Trust DTD 6/25/15

By:	*
Name:	Jeremy Paul Scott
Title:	Trustee

NBar5 Limited Partnership

By:	*
Name:	Jeremy Scott
Title:	Managing Member

*By:	/s/ TIMOTHY LEUTHOLD
Timothy Leuthold, as attorney-in-fact